

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 10, 2012

Steven M Giordano, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

> Re: Sound Point Floating Rate Income Fund
>   File No. 811-22768

Dear Mr. Giordano:

We have reviewed the registration statement on Form N-2 for Sound Point Floating Rate Income Fund ("Fund") filed with the Commission on November 16, 2012 to register shares of its common stock. We have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Summary of Fund Expenses (p. 1)

1.   Please ensure that all footnote text accompanying the fee table is in a font size smaller than that of the fee table itself.

2.   Please insert "common" before "Shares" in the Estimated Annual Expenses heading.

3.   Please file the expense reimbursement contract referenced in footnote 2 to the fee table as an exhibit to a post-effective amendment. Also, please disclose the circumstances under which the contract may be terminated, and by whom.

4.   Please delete the line item "Offering Expenses" from the fee table.

5.   Please disclose that the Example assumes a waiver of management fees in the first year, but not in subsequent years.

6.   Please delete the penultimate sentence in the paragraph following the Example, as it repeats the second sentence of the paragraph immediately preceding the Example.

Summary (p. 2)

Dividends and Distributions (p. 3)

7.   Will the Fund's distributions contain return of capital? If so, please clarify that distributions representing a return of capital are not dividends, but rather are a return of the money that a shareholder originally invested. Also, please clarify that while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when shares are sold, even if the shareholder sells the shares at a loss from the original investment.

Investment Objective and Policies (p. 4)

8.   Please disclose the Fund's anticipated "optimal blend" of assets, or indicate how the Fund's assets will be allocated among these investments.

9.   Please clarify whether the Fund will seek preservation of capital as a secondary objective.

10.   As the Fund is a "non-diversified company" as the term is defined in section 5(b)(2) of the 1940 Act, the use of the term "diversified" in this section is misleading. Please substitute another word for "diversified" in the first sentence of the second paragraph of this section, and wherever else in the registration statement the term is used.

11.   Given the statement in the third paragraph of this section that "the Fund's investment strategy includes using leverage", please disclose the Fund's leverage strategies and attendant risks. Please also clarify here whether you are referring to investment leverage (*e.g.*, leverage from derivatives) or structural leverage (*e.g.*, leverage from issuing debt).

12.   Please disclose, both here and on the cover page, that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in *floating-rate* securities. *See* Rule 35d-1 under the 1940 Act.

13.   Please disclose any strategies regarding debt duration or maturity. Please disclose the percentage of assets the Fund will invest in foreign and, if applicable, emerging market securities. Please describe the underlying borrowers, including whether they are publicly-held companies and their market capitalization range. What types of "variable-rate instruments" will the Fund purchase? Also disclose the risks attendant with such investments.

14.   Please disclose how the Fund will decide which securities to buy and when to sell them.

15.   Since the Fund's ability to invest in derivatives is unlimited, please disclose the Fund's derivative investment strategies and related risks in detail. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

16.   Will the Fund count investments in derivatives towards satisfaction of the 80% requirement of Rule 35d-1 under the 1940 Act? If yes, please confirm that all such derivatives have economic characteristics similar to floating rate securities. Please also confirm to us that if the Fund counts derivatives for purposes of compliance with the 80% test, it uses the market value of the derivatives rather than the notional value.

17.   What is the Fund's anticipated rate of portfolio turnover? If it is 100% or greater, please disclose this, as well as the attendant costs to the common shareholder, *e.g.*, taxation, greater expenses.

18.   To what extent will the Fund invest in below investment grade securities? If the Fund will invest in below investment grade securities, or unrated securities the adviser believes to be of below investment grade quality, please disclose this, as well as the attendant risks. Disclose that below investment grade debt is also known as "junk."

19.   Please disclose the effect of repurchase offers and related liquidity requirements on portfolio management and on the Fund's ability to achieve its objectives, including the possibility that diminution in the size of the Fund could result from repurchases in the absence of sufficient new sales and that this may decrease the Fund's investment opportunities; and the effect that share repurchasing and related financing may have on expense ratios and portfolio turnover. Also, please disclose the means by which repurchases will be funded and any related risks.

20.   Does the Fund intend to invest in original issue discount ("OID") and payment in kind ("PIK") securities as a principal investment strategy? To what extent will the Fund do this? If the Fund will make material investments in such securities, please::

        (a) provide appropriate summary disclosure;

        (b) disclose, where appropriate, how the Fund will value its OID investments; and

        (c) provide appropriate OID and PIK risk disclosure in the main discussion of risk in the registration statement, and summarize the risks in this section. Specifically, please disclose that OID instruments may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (*i.e.*, any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee payable to the Adviser at a compounding rate; the deferral of PIK interest also reduces the loans' loan to value at a compounding rate; and OID creates the risk of non-refundable cash payments to the Adviser based on accruals that may never be realized.

Expenses (p. 5)

21.   Please clarify that common shareholders will bear the increased Fund expenses associated with issuance of preferred shares.

Principal Risks (p. 6)

22.   As the Fund is not a money market fund, please delete the second sentence of the first paragraph of this section.

23.   Please provide specific risk disclosure for each of the Fund's principal investments, particularly floating-rate notes.
Valuation (p. 8)

24.   Please explain the meaning of the statement in this section that valuation determinations made by the Adviser "will be conclusive and binding." Is the Fund's board not ultimately responsible for portfolio valuation? *See* Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003).
Investment Objectives and Policies (p. 13)

25.   The strategy disclosure in this section is almost entirely jargon and does not clearly describe the Fund's investment strategies. Please revise the disclosure in plain English.

26.   Please include corporate bank debt in the discussion of principal strategies in the Summary; include attendant risks in the Summary's risk disclosure.

Other Investment Considerations (p. 15)

27.   Does the Fund expect to invest in entities that rely on the exemptions provided by Section 3(c) (1) and 3 (c) (7) of the 1940 Act? If so, to what extent?

Principal Risks (p. 16)

28.   Please ensure that all principal risks disclosed in this section are summarized in the risk disclosure section of the summary, and that all principal strategies referenced in this section are also disclosed in the summary.

Focused Investing (p. 18)

29.   Does the Fund expect to focus in a specific country, region, sector or industry? If so, please provide appropriate disclosure. Please clarify that the Fund will concentrate its investments in the financial services industry.

Risks relating to the Fund's investments (p. 19)

30.   Please clarify why an investment in the Fund involves a *high* degree of risk.

31.   Please include a discussion of the effects of a decline in portfolio value and asset coverage ratios when the Fund is leveraged. Please state affirmatively that interest rates are currently at or near all-time lows.

Floating Rate Loans (p. 19)

32.   Disclosure in this paragraph suggests that floating rate loans may pay fixed rates. Please clarify this. Also, please note that fixed rate loans will not count towards satisfaction of the Rule 35d-1 80% test.

Small and Mid-Cap Risks (p. 23)

33.   Is this a principal risk? If it is not, please move the disclosure to the SAI. Also, please delete "potentially" from the first sentence of the paragraph, as "could potentially" is redundant.

Fees and Expenses (p. 25)

Other Expenses (p. 25)

34.   The penultimate sentence of this paragraph states that "Such expenses are *generally* shared by all of the Shareholders." Please explain to us when such expenses are not shared by all shareholders.

Repurchase Offers (p. 28)

35.   Please state the Fund's current intentions with respect to repurchases in the Summary. The disclosure currently found in the Summary is vague and could give the impression that the Fund intends to repurchase more than 5% of shares per quarter.

Net Asset Valuation (p. 31)

36.   Please disclose the effects of fair value pricing.

Statement of Additional Information

Swap Transactions (p. 7)

37.   Please disclose the Fund's asset segregation policies with respect to the Fund's derivative positions. Please ensure that the policies conform to applicable law and staff guidance.

38.   The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps, it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979).

Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Fundamental Investment Restrictions (p. 8)

39.   Please revise the Fund's concentration policy to state that the Fund will concentrate in the financial services group of industries. Please also disclose that both the borrower and the institution selling a loan participation will be considered issuers for purposes of the Fund's concentration policy.

40.   Please disclose in this section whether the Fund intends to apply for, has applied for, or has been granted any exemptive relief. If the company has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

General

              We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

              Please advise us if you have submitted or expect to submit an exemptive application (other than that disclosed in the prospectus) or no-action request in connection with your registration statement.

              Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

              Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel